Exhibit 99.1

ReneSola Announces Third Quarter 2017 Results from Continuing Operations

Shanghai, China, December 19, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced its unaudited financial results from continuing operations for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

Unless otherwise specified, the results presented herein exclude the discontinued operations. Discontinued operations relate to the Company’s manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business which were disposed of in the third quarter of 2017. The Company’s full financial results including discontinued operations are not available at this time.

	Q3 2017 ($ in million)	Q/Q Change	Y/Y Change
Revenue	$36.3	+2,122.7%	+23.9%
Gross Profit	$6.4	+457.7%	+157.8%
Operating Income	$3.8	N/A	+803.1%
EBITDA	$6.5	1,112.5%	1,511.4%
Income (loss) before Income Tax and Noncontrolling interests from Continuing Operations	$4.0	N/A	N/A

•	Revenue was $36.3 million, compared to the guidance range of $40 million to $45 million;
•	Gross margin was 17.6%, compared to 69.9% in Q2 2017 and 8.4% in Q3 2016;
•	Income (loss) before income tax and noncontrolling interests from continuing operations was $4.0 million, compared to a loss of $0.6 million in Q2 2017 and a loss of $0.8 million in Q3 2016;
•	Recognized revenue of $26.3 million from sales of utility projects of approximately 5MW in the U.K., a 6.75 MW in North Carolina and 1.3 MW in Massachusetts, the United States, and the provision of EPC services of 5.7MW in China;
•	Recognized revenue from the sale of electricity of $5.6 million with gross margin of 66.6%;
•	Connected 13.9 MW of rooftop projects in China which the Company intends to hold and 12.6 MW of utility projects in Turkey with revenue expected to be recognized in Q1 2018; and
•	Solar power project pipeline of approximately 1.1 GW, of which 579.3 MW are late-stage.

Mr. Xianshou Li, ReneSola’s Chief Executive Officer, commented, “The third quarter results were generally in-line with our expectation, as we continued to gain traction from our downstream project efforts. We are pleased to see the fundamentals for our project business have greatly improved. We have achieved profitability and retain a healthy balance sheet which would help to enhance our financing capability. As we had anticipated, we successfully connected a total of 26.5 MW of projects in China and Turkey, and generated 36.8 million kwh of electricity from our independent power producer (IPP) business, primarily in China. In addition, our solar power project pipeline remains solid at around 1.1 GW.”

Mr. Li continued, “As discussed, while we have demonstrated our ability to successfully build and transfer solar power projects globally, we intend to retain more projects in selected regions and become an IPP as we realize high quality projects are unduplicated resources. Our competitive advantages lie in small-scale projects with high PPA/FiT price in diversified jurisdictions which we believe are of attractive return and will be the trend for the development of the industry. I am excited about the opportunities ahead of us, and continue to believe that our strong and capable team, extensive financing relationships and track record of success in project development will enable us to profitably grow our business.”

Third Quarter 2017 Financial Results

Revenue from continuing operations was $36.3 million was up 2,122.7% q/q and up 23.9% y/y.

•	Revenue from the Build-Transfer (BT) and EPC business was $26.3 million as we recognized revenue from sales of projects of approximately 5MW in the U.K, 6.75MW in North Carolina and 1.3MW in Massachusetts, the United States, and the provision of EPC services of 5.7MW in China.

•	Revenue from the sale of electricity was $5.6 million with gross margin of 66.6%. The Company generated 36.8 million kwh of electricity from its operating projects in China, Romania and the U.K during the quarter.

Gross profit of $6.4 million was up 457.7% q/q and 157.8% y/y. Gross margin was 17.6%, compared to 69.9% in Q2 2017 and 8.4% in Q3 2016.

Operating expenses were $2.5 million, down from $3.2 million in Q2 2017 and up from $2.0 million in Q3 2016. Sales and marketing expenses were $0.6 million, up from $0.4 million in Q2 2017. The sequential increase was mainly due to higher commission expenses. General and administrative expenses were $1.9 million, down from $2.1 million in Q2 2017.

Operating income was $3.8 million, compared to operating loss of $2.0 million in Q2 2017 and operating income of $0.4 million in Q3 2016.

Total non-operating income of $0.1 million included interest expenses of $1.1 million and foreign exchange gains of $1.2 million.

Income (loss) before income tax and noncontrolling interests from continuing operations was $4.0 million, compared to a loss of $0.6 million in Q2 2017 and a loss from continuing operations of $0.8 million in Q3 2016.

Financial Position

The Company had cash and cash equivalents of $5.2 million as of September 30, 2017, compared to $3.0 million as of June 30, 2017. Long-term borrowings were $30.4 million as of September 30, 2017, associated with the Romanian projects. Other long-term liabilities were $60.6 million as of September 30, 2017, associated with the financial leasing payables for rooftop projects in China.

Recent Business Update

•	In August 2017, the Company announced the sale of project rights of 13.3MW of community solar projects in Minnesota to Nautilus Solar Energy, LLC with revenue expected to be recognized in Q4 2017.
•	In September 2017, the Company completed the disposition of manufacturing and LED distribution businesses and the related liabilities.
•	In December 2017, the Company announced that Sequoia Economic Infrastructure Income Fund had agreed to provide senior debt facility for ReneSola’s 55MW of projects in Poland, each with a capacity of 1MW.
•	During the quarter, the Company obtained over RMB 300 million of financing for its rooftop projects in China.

Operating Assets and Completed Projects for Sale

The Company continues to pursue opportunities in small-scale projects in diversified regions and believes its strategy meets the development trend of solar energy. ReneSola currently owns over 135 MW of rooftop projects in operation, which are concentrated in a handful of eastern provinces of China with attractive development environments. The Company currently has over 100 MW of rooftop projects under construction and anticipates owning approximately 200 MW of rooftop projects in China by the end of 2017.

Operating Assets	Capacity (MW)
China DG	136.7
- Zhejiang& Shanghai	38.8
- Anhui	28.8
- Henan	57.9
- Jiangsu	5.7
- Shandong	5.5
Romania	15.4
United Kingdom	4.3
Total	156.4

The Company currently has 17.6 MW of completed projects for sale.

Completed Projects for Sale	Capacity (MW)
United Kindom	5.0
Turkey	12.6
Total	17.6

Project Pipeline

As of September 30, 2017, the Company had a pipeline of over 1.1 GW of projects in various stages, of which 579.3 MW are projects that are late-stage. 167.4 MW of these late-stage projects are under construction. These late-stage projects include (i) oversea projects that ReneSola has the right to develop or has self-originated in that ReneSola has obtained definitive agreement, and (ii) projects in China that are either owned by ReneSola and have been filed with PRC National Development and Reform Commission, or third-party projects to which the Company has signed definitive agreements for EPC services.

The following table sets forth the Company’s late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
USA	196.2	30.8
Canada	8.6	8.6
Turkey	120.4[1]	10.4
Poland	55.0	14.0
Thailand	5.0	-
China DG	194.1	103.6
Total	579.3	167.4

China

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang & Shanghai	89.4	IPP
-Fujian	2.4	IPP
-Jiangsu	21.1	IPP
-Anhui	15.6	IPP
-Hebei	17.5	IPP
-Henan	27.0	BT/IPP
-Shandong	21.1	IPP
China DG	194.1

1 With the start of operation, ReneSola holds 50% of the economics in the projects, which are held for sale and expected to be sold in the normal course upon connection or shortly thereafter.

United States

In the U.S, the Company has a late-stage pipeline of 196.2 MW, 30.8 MW of which are under construction and are expected to be connected to the grid in the first quarter of 2018.

US: Late-stage Pipeline	Location	Capacity (MW)	PPA/FiT	Term	Start Date	COD	Business Model
NC-North	NC	6.8	Y	15 Years	2017 Q3	2018 Q1	BT
RP-NC	NC	24.0	Y	15 Years	2017 Q3	2018 Q1	BT/IPP
Utah	UT	8.0	Y	20 Years	2018 Q1	2018 Q3	BT/IPP
RP-MN	MN	41.8	In Progress	25 Years	2018 Q2	2018 Q4	BT
New York	NY	10.2	In Progress	TBD	2018 Q2	2018 Q4	BT
RP-CA	CA	13.6	Partial	20 Years	2018 Q3	2019	BT
Oregon	OR	21.8	In Progress	TBD	2019	2019	BT
Alpine	TX	70.0	In Progress	TBD	2019	2019	BT
Total		196.2

Canada

In Canada, the Company has a late-stage pipeline of 8.6 MW projects, all of which are under construction and are expected to be connected to the grid in the first quarter of 2018. These projects are eligible for Canada’s FiT3 Scheme.

Canada: Late-stage Pipeline	Location	Capacity (MW)	PPA/FiT	Term	Start Date	COD	Business Model
FiT3	Ontario	8.6	FiT3	20 Years	2017 Q4	2018 Q1	BT/IPP

Poland

In Poland, the Company has a late-stage pipeline of 55 MW projects, 14 MW of which are under construction and are expected to be connected to the grid in the first quarter of 2018. The rest of the 41 MW of projects are expected to be connected to the grid in late 2018.

Poland: Late-stage Pipeline	Project Info	Capacity (MW)	PPA/FiT	Price ($/KWh)	Term	Start Date	COD	Business Model
Auction 2016 Dec	13 individual projects, 1MW each	13.0	FiT (CfD)	0.115	15 Years	2017 Q2	2018 Q1	IPP
Auction 2017 Jun	42 individual projects, 1MW each	42.0	FiT (CfD)	0.108-0.11	15 Years	2018 Q2 (1MW is under construction)	2018 Q4	IPP
Total		55.0

Turkey

In Turkey, the Company connected 12.6 MW of projects to the grid in the third quarter of 2017. It has 10.4 MW of projects under construction, which are expected to be connected to the grid in the first half of 2018.

Turkey: Late-stage Pipeline (Capacity MW)	Under construction	To be constructed in 2018	FiT (USD/KWh)	Term	Business Model
120.4	10.4	110.0	0.1060-0.1330	10 Years	BT

Other Geographies

Others: Late-stage Pipeline	Project	Capacity (MW)	PPA/FiT	Price (local currency / kwh)	Term	Start Date	COD	Business Model
Thailand	Krasae Sin Fetilizer	5.0	FiT	4.12 THB/KWh	25 Years	2018 Q3	2018 Q4	BT

Outlook

For the fourth quarter of 2017, the Company’s project business is expected to generate revenue in the range of $55 to $60 million and overall gross margin in the range of 10% to 15% with the gross margin of IPP business in the range of 48% to 53%. The Company expects to connect 60 MW to 80 MW of projects during the fourth quarter of 2017.

Conference Call Information

ReneSola’s management will host an earnings conference call on December 19, 2017 at 8:30 a.m. U.S. Eastern Time (9:30 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 6884128.

A replay of the conference call may be accessed by phone at the following numbers until December 27, 2017. To access the replay, please again reference the conference passcode 6884128.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006022065
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “plans,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

RENESOLA LTD

 Unaudited Consolidated Statements of Income (Loss) Before Income Tax From Continuing Operations

 (US dollar in thousands)

	Three Months Ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016
Continuing Operations:
Net revenues from third parties	36,294	1,633	29,294
Total net revenues	36,294	1,633	29,294
Cost of revenues	(29,926)	(491)	(26,824)
Gross profit	6,368	1,142	2,470
GP%	17.55%	69.93%	8.43%

Operating (expenses) income:
Sales and marketing	(601)	(402)	(385)
General and administrative	(1,888)	(2,051)	(1,550)
Other operating income	(50)	(733)	(111)
Total operating expenses	(2,539)	(3,186)	(2,046)

Income (loss) from operations	3,829	(2,044)	424
	10.55%	(125.19)%	1.45%
Non-operating (expenses) income:
Interest income	26	12	52
Interest expense	(1,129)	(825)	(935)
Foreign exchange gains (losses)	1,236	2,284	(324)
Investment(loss) gain on disposal of subsidiaries	5	–	–
Fair value change of warrant liability	–	–	26

Income (loss) before income tax and noncontrolling interests from continuing operations	3,967	(573)	(757)